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APR 0 2 2007
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SEC FILE NUMBER
8 – 43354

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION


RECD S.E.C.
APR 2 2007
603

NAME OF BROKER DEALER:

Nolan Securities Corp.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

535 Main Road
(No. And Street)

MONTEREY,	MA	01245
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Bruce Kelly — (413)-525-5258 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP ATTN: JOHN FULVIO, CPA
(Name - *if individual state last, first, middle name*)

60 EAST 42ND STREET	NEW YORK	NY	10165
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED
APR 1 3 2007
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Bruce Kelly, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Nolan Securities Corp., as of DECEMBER 31, 2006, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public


JOHN J. CASEY
Notary Public, State of New York
No. 41-4822965
Qualified in Queens County
Certificate Filed in New York County
Commission Expires July 31, 20 10

This report** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

60 East 42nd Street
New York, New York 10165
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Kelly Securities Corporation D/B/A Nolan Securities Corporation:

We have audited the accompanying statement of financial condition of Kelly Securities Corporation D/B/A Nolan Securities Corporation as of December 31, 2006. This financial statement is the responsibility of the company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Kelly Securities Corporation D/B/A Nolan Securities Corporation as of December 31, 2006 in conformity with accounting principles generally accepted in the United States of America.



New York, New York
March 26, 2007

KELLY SECURITIES CORPORATION
D/B/A NOLAN SECURITIES CORPORATION
STATEMENT OF FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2006

ASSETS

Cash and cash equivalents	$ 230,671
Deposit with clearing broker	25,000
Due from clearing broker-net	175,326
Fixed assets, (net of accumulated depreciation of $100,041)	14,651
TOTAL ASSETS	$ 445,648

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable and accrued expenses	$ 107,058
TOTAL LIABILITIES	107,058
Commitments and Contingencies	
Stockholder's equity:	
Common stock, no par value, 100 shares authorized, issued and outstanding	5
Paid-in capital	338,585
Retained earnings	-
Total stockholder's equity	338,590
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 445,648

The accompanying are an integral part of this financial statement.

KELLY SECURITIES CORPORATION
D/B/A NOLAN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2006

NOTE 1. ORGANIZATION AND NATURE OF BUSINESS

Organization

Kelly Securities Corporation D/B/A Nolan Securities Corporation (the "Company") is a broker/dealer, registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc.

Nature of Business

The Company performs various investment banking activities. The Company does not carry customer accounts or perform custodial functions relating to customer securities. Customers of the Company are introduced to a carrying broker/dealer on a fully disclosed basis.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

All short-term investments with an original maturity of three months or less are considered to be cash equivalents.

Revenue recognition
Investment banking fees are recorded upon the closing of the transaction and consulting fee income is recorded when processed.

Depreciation
The cost of fixed assets is depreciated over their estimated useful on a straight line basis for book purposes and on an accelerated basis for tax purposes.

Fair value of financial Instruments
The carrying value of financial instruments including cash, receivables and accounts payable, approximates their fair value at December 31, 2006 due to the relatively short-term nature of these instruments.

NOTE 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income
The Company adopted Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No. 130"). SFAS No. 130 requires an entity to report comprehensive income and its components and increases financial reporting disclosures. This standard has no impact on the Company's financial position, cash flows or results of operations since the Company's comprehensive income is the same as its reported net income for 2006.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America, requires the company's management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Concentration of Credit Risk

The Company is engaged in various investment and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Recent Accounting Pronouncement

In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 clarifies the accounting for certain financial instruments with characteristics of both liabilities and equity and requires that those instruments be classified as liabilities in statements of financial position. Previously, many of those financial instruments were classified as equity. The adoption of the provisions of SFAS No. 150 does not have a material effect on the Company's financial position.

KELLY SECURITIES CORPORATION
D/B/A NOLAN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2006
(continued)

NOTE 3. INCOME TAXES

For income tax purposes, the shareholder has elected that the Company be treated as an "S" corporation under Subchapter S of the Internal Revenue Code and for state income taxes. Accordingly, no provision has been made for both Federal and state income taxes since the net income or loss of the Company is to be included in the tax return of the individual shareholder.

NOTE 4. NET CAPITAL REQUIREMENTS

The Company is a broker/dealer subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1. Under this rule, the Company is required to maintain "net capital" equivalent to $100,000 or 6 2/3% of "aggregate indebtedness", as defined, whichever is greater.

At December 31, 2006, the Company had net capital of $295,431 which was $195,431 in excess of its required net capital of $100,000.

NOTE 5. FIXED ASSETS

Fixed assets at December 31, 2006 consist of the following:

Automobile	$ 48,156
Computers, Equipment and Furniture	51,609
Artwork	10,750
Leasehold improvements	4,177
	114,692
Less: Accumulated depreciation	100,041
	$ 14,651

NOTE 6. COMMITMENTS AND CONTINGENCIES

The Company rents office space on a month-to-month basis. Rent expense for the year ended December 31, 2006 was $33,595.

KELLY SECURITIES CORPORATION
D/B/A NOLAN SECURITIES CORPORATION
NOTES TO FINANCIAL STATEMENT
FOR THE YEAR ENDED DECEMBER 31, 2006
(continued)

NOTE 7. OFF BALANCE SHEET RISK

Pursuant to clearance agreements, the Company introduces all of its securities transactions to its clearing brokers on a fully-disclosed basis. Therefore, all of the customers' money balances and long and short security positions are carried on the books of the clearing broker. Under certain conditions as defined in the clearance agreement, the company has agreed to indemnify the clearing brokers for losses, if any, which the clearing brokers may sustain from carrying securities transaction by the Company. In accordance with industry practice and regulatory requirements, the company and the clearing broker monitor collateral on the securities transactions introduced by the company.

The company provides representations and warranties to counterparties in connection with a variety of commercial transactions and occasionally indemnifies them against potential losses caused by the breach of those representations and warranties. The company may also provide standard indemnifications to some counterparties to protect them in the event additional taxes are owed or payments are withheld, due either to a change in or adverse application of certain tax laws. These indemnifications generally are standard contractual terms and are entered into in the normal course of business. The maximum potential amount of future payments that the Company could be required to make under these indemnifications cannot be estimated. However, the Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the consolidated financial statements for these indemnifications.

END